As filed with the Securities and Exchange Commission on May 14, 2026	Registration No. 333-292774

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

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SIEMENS ENERGY AG
(Exact name of issuer of deposited securities as specified in its charter)

____________

N/A

(Translation of issuer’s name into English)

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Germany

(Jurisdiction of incorporation or organization of issuer)

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CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

____________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)

________________________________

Copies to:

Karen Katri, Esq. White & Case LLP Southeast Financial Center 200 South Biscayne Boulevard Suite 4900 Miami, FL 33131-2352 (305) 925-4788	Jason W. Parsont, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2500

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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☒ on June 22, 2026 at 8:00 a.m. ET.

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 ________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee***
American Depositary Shares (ADS(s)), each ADS representing the right to receive one-fifth (1/5) of one ordinary share of Siemens Energy AG (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

***	Previously paid.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-292774) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to one-fifth (1/5) of one ordinary share of Siemens Energy AG as of the Effective Date specified in Amendment No. 1 to the Deposit Agreement, (ii) change the Company’s agent for service of process and Authorized Representative in the United States and (iii) make corresponding changes reflecting the ratio change and change to the agent for service of process to the previously filed Deposit Agreement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office	Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities	Face of Receipt - Top Center.

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (15) and (17).

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (15) and (17).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (14).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website. As of the date hereof the Company’s internet website is https://www.siemens-energy.com/global/en/home/investor-relations.html. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of the United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Deposit Agreement, dated as of January 30, 2026, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Previously filed as Exhibit (a) to Form F-6 (File No. 333-292774) and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement, by and among Siemens Energy AG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as Exhibit (d) to Form F-6 (File No. 333-292774) and incorporated herein by reference.

(e)	Certificate under Rule 466. ___ Filed herewith.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Previously filed as set forth on the signature page of Form F-6 (File No. 333-292774) and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Siemens Energy AG, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 14, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one-fifth (1/5) of one ordinary share of Siemens Energy AG.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Thomas Wood
Name: Thomas Wood
Title: Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Siemens Energy AG, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Berlin, Germany, on May 14, 2026.

SIEMENS ENERGY AG

By:	/s/ Christian Bruch
Name: Christian Bruch
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 14, 2026.

Signature	Title

/s/ Christian Bruch	President and Chief Executive Officer (Principal Executive Officer)
Christian Bruch

/s/ Maria Ferraro	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Maria Ferraro

*	Member of the Executive Board
Karim Ahmed Amin Aly Khalil

*	Member of the Executive Board
Tim Holt

*	Member of the Executive Board
Anne-Laure Parrical de Chammard

*	Member of the Executive Board
Vinod Philip

By:	/s/ Tobias Hang
Name: Tobias Hang
Title: Attorney-in-fact

By:	/s/ Stefan Hess
Name: Stefan Hess
Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, New York, United States, on May 14, 2026.

Authorized Representative in the United States

Authorized U.S. Representative — Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement

(e)	Rule 466 Undertaking